CAMPBELL ALTERNATIVE ASSET TRUST
                         MONTHLY REPORT - DECEMBER 2010
                                   -----------

                     STATEMENT OF CHANGES IN NET ASSET VALUE
                     ---------------------------------------

Net Asset Value (17,507.972 units) at November 30, 2010        $    29,206,131
Additions of 98.768 units on December 31, 2010                        173,181
Redemptions of (652.330) units on December 31, 2010                 (1,143,802)
Offering Costs                                                               0
Net Income - December 2010                                           1,492,456
                                                                --------------
Net Asset Value (16,954.410 units) at December 31, 2010        $    29,727,966
                                                                ==============

Net Asset Value per Unit at December 31, 2010                  $      1,753.41
                                                                ==============

                           STATEMENT OF INCOME (LOSS)
                           --------------------------

Income:
  Gains (losses) on futures contracts:
    Realized                                                   $       817,447
    Change in unrealized                                               287,157
  Gains (losses) on forward and options on forward contracts:
    Realized                                                           599,655
    Change in unrealized                                              (119,311)
  Net Investment Income (Loss)                                           8,274
                                                                --------------
                                                                     1,593,222
                                                                --------------
Expenses:
  Brokerage fee                                                         81,129
  Performance fee                                                            0
  Operating expenses                                                    19,637
                                                                --------------
                                                                       100,766
                                                                --------------
Net Income (Loss) - December 2010                              $     1,492,456
                                                                ==============

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                                 FUND STATISTICS
                                 ---------------

Net Asset Value per Unit on December 31, 2010                  $      1,753.41

Net Asset Value per Unit on November 30, 2010                  $      1,668.16

Unit Value Monthly Gain (Loss) %                                          5.11%

Fund 2010 calendar YTD Gain (Loss) %                                     14.04%



To the best of my knowledge and belief, the information contained herein is accurate and complete.



                                  /s/ Theresa D. Becks
                                  -----------------------------------------
                                  Theresa D. Becks, Chief Executive Officer
                                  Campbell & Company, Inc.
                                  Managing Owner
                                  Campbell Alternative Asset Trust

                                  Prepared without audit

Dear Investor,

Gains in Commodities, Stocks and Currencies Help to Close the Year on a Positive Note...

The appetite for risk based assets was clearly back in vogue during the month of December.

Commodities were the strongest performing sector during the month for the Trust as the rally in energies, metals, soft commodities and grain markets continued. The petroleum and industrial metal complexes closed December near the year's highs on steady demand and a healthy global economic picture. Cotton rallied over 25% during the month to finish up over 90% on the year.

Additional gains were recorded in stock index trading as global equity markets staged a strong rally during the month on better than expected economic data, including strong consumer spending during the 2010 holiday season, and increased M&A activity.

Despite signs of a stronger economy and higher interest rates, the U.S. Dollar weakened against all major currencies in December, fueling gains for the Trust in the currency sector. Commodity-linked currencies, in particular, enjoyed a strong rally with the Australian Dollar reaching its strongest level since 1982.

Despite its strong year-to-date performance, Fixed Income was the only losing sector for the Trust in December, as economic conditions improved and Central Bank policies across the globe remained unchanged.

At Campbell & Company, we are excited about 2011 and the opportunities we foresee that it will present. We have faith in our people and are confident in our processes, and look forward to employing our systematic methodology of investing on your behalf.

May the New Year bring you health, happiness and prosperity.

Sincerely,

Terri Becks
President & CEO
Campbell & Company, Inc.
Managing Owner
Campbell Alternative Asset Trust